FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Chile Announces Pricing of Public Secondary Offering

New York, December 7, 2011 – Banco Santander Chile (NYSE: SAN) announced today the pricing of the previously announced public secondary offering of 14,741,593,828 shares of its common stock, including in the form of American Depositary Shares, or ADSs, held by Teatinos Siglo XXI Inversiones Ltda., at a price to the public of Ch$33.00 per share or US$66.8779 per ADS. The offering is expected to close on December 12, 2011, subject to customary closing conditions.  Santander-Chile will not receive any proceeds from the sale of these ADSs. Teatinos Siglo XXI Inversiones Ltda. is controlled by Banco Santander S.A., the controlling shareholder of Santander-Chile.

Santander, BofA Merrill Lynch, and Credit Suisse are acting as joint book-running managers for the offering. Citigroup is acting as co-manager for the offering.

The offering is being made pursuant to Santander-Chile’s effective shelf registration statement. The offering may be made only by means of a prospectus supplement and the accompanying prospectus, copies of which may be obtained by sending a request to one of the following:

Santander
Attention: Natasha King
45 East 53rd Street
New York, New York 10022
Telephone: 212 583-4629
Email: nking@santander.us

BofA Merrill Lynch
Attention: Prospectus Department
4 World Financial Center
New York, NY 10080
Email: dg.prospectus_requests@baml.com

Credit Suisse
Attention: Prospectus Department
One Madison Avenue
New York, New York 10010
Telephone: (800) 221-1037
Email: newyork.prospectus@credit-suisse.com

Citi
Attention: Prospectus Department
Brooklyn Army Terminal
140 58th Street, 8th floor
Brooklyn, New York 11220
Telephone: (800) 831-9146
E-mail: batprospectusdept@citi.com

A registration statement relating to these securities has been filed, and became effective upon filing, with the U.S. Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state.  Any offer or sale will be made only by means of the written prospectus forming a part of the effective registration statement.

About Banco Santander-Chile

Banco Santander-Chile is the largest bank in Chile in terms of total assets, total deposits and shareholders’ equity. As of September 30, 2011, it had total assets of Ch$ 25,655,815 million (US$ 49,371 million), loans net of allowances for loans losses of Ch$ 17,283,814 million (US$ 33,260 million), total deposits of Ch$ 13,892,003 million (US$ 26,733 million) and shareholders’ equity of Ch$ 2,020,737 million (US$ 3,889 million). As of September 30, 2011, it employed 11,706 people (on a consolidated basis) and had the largest private branch network in Chile with 494 branches. It is headquartered in Santiago, and it operates in every region in Chile.

Investor Relations Contact

Robert Moreno
Address: Bandera 140, Santiago, Chile
Tel.: (562)3208284
Email: rmorenoh@santander.cl

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Juan Pedro Santa María
Name:	Juan Pedro Santa María
Title:	General Counsel

Date: December 7, 2011